UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MPG Office Trust, Inc.
(Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock, Par Value $.01 per share
 (Title of Class of Securities)

559775200
(CUSIP Number)

Richard D. Holahan, Jr.
Caspian Capital Advisors, LLC
Caspian Credit Advisors, LLC
Caspian Capital LP
767 5th Avenue
New York, NY 10153
(212) 826-6970
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 23, 2012
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages
CUSIP No.      559775200

1		NAMES OF REPORTING PERSONS Caspian Capital LP1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		898,047

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		898,047

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

898,047

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Page 3 of 9 Pages
CUSIP No.      559775200

1		NAMES OF REPORTING PERSONS Caspian Capital Advisors, LLC1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		262,936

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		262,936

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,936

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 4 of 9 Pages
CUSIP No.      559775200

1		NAMES OF REPORTING PERSONS Caspian Credit Advisors, LLC1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		535,739

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		535,739

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,739

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.51%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
_______________________________
1  The shares described herein are held as follows: Caspian Capital Partners, L.P., 262,936; Mariner LDC, 83,662; Caspian Select Credit Master Fund Ltd., 475,304, Caspian Solitude Master Fund LP, 41,185, Caspian HLSC1, LLC, 19,250, and certain other funds for which Caspian Capital LP provides investment management or investment advice, 15,750 (collectively, the “Accounts”).

Page 5 of 9 Pages

        This Schedule 13D/A (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on November 29, 2010 (the “Original Schedule 13D”) as amended on January 7, 2011 (the “Amendment No. 1”), May 16, 2011 (the “Amendment No. 2”), and August 8, 2011 (the “Amendment No. 3 and together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, and the Amendment No. 4, the “Schedule 13D”) by Mariner Investment Group, LLC, Caspian Capital LP, Caspian Capital Advisors, LLC, and Caspian Credit Advisors, LLC with respect to the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Preferred Stock”) of MPG Office Trust, Inc., a Maryland corporation (the “Issuer”).  This Amendment No. 4 is being filed by the Reporting Persons to disclose the acquisition of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

(a) This Statement is being filed on behalf of Caspian Capital LP, a Delaware limited liability company (“Caspian Capital”), Caspian Capital Advisors, LLC, a Delaware limited liability company (“Caspian Advisors”) and Caspian Credit Advisors, LLC, a Delaware limited liability company (“Caspian Credit”). Each of Adam Cohen, David Corleto and Mark Weissman (the “Principals”) is a principal of Caspian Capital, Caspian Advisors and Caspian Credit.

(b) The principal business address of each of Caspian Capital, Caspian Advisors and Caspian Credit (collectively, the “Reporting Persons”) and the Principals is 500 Mamaroneck Avenue, Suite 101, Harrison, NY 10528.

(c) The principal business of the Reporting Persons and the Principals is to invest and trade on behalf of certain clients, including the Accounts. Caspian Capital serves as the investment advisor for the Accounts and exercises the shared voting and dispositive authority over the shares of Preferred Stock beneficially owned by such Accounts (the “Shares”). Caspian Capital is controlled by the Principals. Caspian Advisors is the general partner of Caspian Capital Partners, L.P. and Caspian Credit is the general partner of an affiliate of Caspian Select Credit Master Fund Ltd. and of Caspian Solitude Master Fund LP and the managing member of Caspian HLSC1, LLC.

(d) None of the Reporting Persons or any Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Each of Caspian Capital, Caspian Advisors and Caspian Capital is a Delaware limited liability company. Each of the Principals is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.

        Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

               The Shares held by the Accounts were acquired with investment funds of such Accounts.  The aggregate purchase price paid for the Shares was approximately $11,132,130, including broker commissions and stock exchange fees.

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As of April 23, 2012, the Reporting Persons held an aggregate of 1,789,047 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

               Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The percentages used herein are calculated based upon an aggregate of 9,730,370 shares of Preferred Stock outstanding as of December 31, 2012, as reported in the Issuer’s Form 10-K filed on March 15, 2012.

(a), (b) The information set forth in Rows 7 though 13 of the cover page hereto are hereby incorporated by reference.

Page 6 of 9 Pages

(c) The Reporting Persons entered into transactions in the Preferred Stock within the last sixty days which are set forth on Schedule B.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

               (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 3: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

               Schedule B: Transactions During the Past 60 Days.

Page 7 of 9 Pages

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 23, 2012

CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Page 8 of 9 Pages

Exhibit 3

JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  April 23, 2012

CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Page 9 of 9 Pages

Schedule B

TRANSACTIONS IN THE PREFERRED STOCK EFFECTED ON BEHALF OF THE ACCOUNTS DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Account	Date of Transaction	Amount of Shares Purchased (Sold)	Price Per Share ($)
Caspian HLSC1, LLC	04/17/2012	19,250	$14.67
Super Caspian Cayman Fund Ltd.	04/17/2012	15,750	$14.67